Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Liberty Interactive Corporation:

We consent to the incorporation by reference in the registration statement on Form S-8 regarding the Liberty Interactive Corporation 2011 Nonemployee Director Incentive Plan (As Amended and Restated Effective November 7, 2011) of our reports, dated February 23, 2012, with respect to the consolidated balance sheets of Liberty Interactive Corporation and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, comprehensive earnings (loss), cash flows, and equity for each of the years in the three-year period ended December 31, 2011, and the effectiveness of internal control over financial reporting as of December 31, 2011.

/s/ KPMG LLP
KPMG LLP

Denver, Colorado

November 12, 2012